EXHIBIT 23.2
Consent of Independent Registered Public Accounting Firm
     We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated March 14, 2008 (which express an unqualified opinion and include an explanatory paragraph related to the adoption of Financial Accounting Standards Board Staff Position on No. EITF 00-19-2, Accounting for Registration Payment Arrangements) with respect to our audits of the consolidated financial statements of ADVENTRX Pharmaceuticals, Inc. and Subsidiaries and the effectiveness of ADVENTRX Pharmaceuticals, Inc. and Subsidiaries’ internal control over financial reporting as of December 31, 2007, included in its Annual Report (Form 10-K) for the year ended December 31, 2007 filed with the Securities and Exchange Commission. This Registration Statement relates to the registration of a total of 16,054,510 shares of common stock of ADVENTRX Pharmaceuticals, Inc.

/s/ J.H. Cohn LLP
San Diego, California
June 23, 2008